Exhibit 12.3

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$39,224	$50,123
Fixed charges	23,691	47,518
Capitalized interest	(370)	(723)
Distributions of earnings from unconsolidated affiliates	1,047	1,704
Total earnings	$63,592	$98,622

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$21,705	$43,507
Amortization of deferred financing costs	835	1,670
Interest expense on financing obligations	394	870
Capitalized interest	370	723
Interest component of rental expense	387	748
Total fixed charges	23,691	47,518
Distributions on Preferred Units	1,677	3,354
Total fixed charges and Distributions on Preferred Units	$25,368	$50,872

Ratio of earnings to fixed charges	2.68	2.08
Ratio of earnings to combined fixed charges and Distributions on Preferred Units	2.51	1.94